                                  Commission File No.

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of August, 2000


               ENTERPRISES SHIPHOLDING CORPORATION
         (Translation of registrant's name into English)

            c/o Enterprises Shipping or Trading S.A.
                      Poseidonos Avenue 11
                        Elliniko GR-16777
                         Athens, Greece
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of Enterprises Shipholding Corporation's (the "Company") quarterly report for the period ended June 30, 2000 containing (1) a letter to noteholders of the Company and (2) a Management's Discussion and Analysis of Financial Condition and Results of Operation for the period ended June 30, 2000.













































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

LOGO ENTERPRISES SHIPHOLDING


                                          Athens 28th August 2000


TO THE NOTEHOLDERS OF ENTERPRISES SHIPHOLDING CORPORATION:

Enclosed is the unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and
Results of Operations for the period ended June 30, 2000.

The first six months of 2000 showed no real surprises with rates in line with expectations. However bunkers were higher than expected making the net result to the owner very poor. Tonnage started to move to lay up as early as April, which is unprecedented since April was considered as one of the months of the high season.

By late April to mid May some 60 ships had been already been laid up and in conjunction with a large volume of citrus to be moved from South Africa caused the market rates to increase to the high twenties for old tonnage and high thirties for newer tonnage. The result of this spike was that a number of ships that were scheduled for lay up postponed their plans thus resulted in the rates again falling but this time well below the 20 cent level. The oversupply of tonnage has been a major concern however other factors have also affected the reefer market such as the strong dollar and the lack of fruit sales. Both factors have caused reduced volumes of fruits to move into the Markets.

As of the end of June, 77 ships have entered lay up, compared to 100 vessels during the first half of 1999 totaling 24.86 million cubic feet. This is not sufficient to push the market rates up again. We need to see at least another 30 ships taken out of the market before we can expect to see any improvement in rates.
As of the time of writing 5 million cubic feet has been sold for scrap, which has been replaced by a total of 4.4 million cubic feet coming into the market via newbuildings. The balance of the year we will see an additional 1.6 million cubic feet being delivered in the 3rd and 4th quarters of 2000. The order books shows that there is scheduled a further 2.15 million cubic feet to be delivered in 2001 out of which 1.16 million cubic feet is the tonnage that will be delivered to Enterprises.

In the first half of 2000 10 vessels were trading in the spot market contributing $4.6 million of EBITDA or 46% of the total EBITDA compared to the first half of 1999 where 12 vessels were trading in the spot market contributing $4.1 million of EBITDA or 28% of the total EBITDA. The outlook of the spot market during the third and fourth quarter remains very static and in line of


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

what we did in 1999 and in 1998, we have decided to lay-up all our vessels with no period employment to avoid trading in the spot market due to uneconomic freight levels. The remaining 10 vessels are on a period time charter up to each vessel's existing charter expiration.

The newbuilding program continues uninterrupted and the third vessel was delivered to us on 26/4/00 and has been chartered at market rates from a major charterer. The Company sold two newbuildings contracts via its subsidiaries to allow it to take delivery of the remaining reefer newbuildings and meet its ongoing obligations without a negative impact on its financial ratios.

For the six months ending June 30, 2000, the Company's revenues were $27 million, EBITDA was $10 million and net income was a loss of $(7.4) million. We had anticipated lower figures from last year's results due to market conditions, laid up of vessels and increased financing cost.

A conference call has been scheduled for Thursday 31st August
2000 at 9:30 am New York time to discuss the second quarter results.

To participate in the conference call please dial the number
(212) 271 4737
We are pleased to answer any questions that you might have. Our investor relations contact is: Kostas Koutsoubelis at: Tel:
Int+301+8910170 and Fax: Int+301+8983595


Sincerely yours,


Victor Restis
President and
Chief Executive Officer
















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

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

    The Company is one of the world's leading independent owners and operators of reefer vessels with a fleet of 24 vessels, including 19 reefer vessels and two high reefer intake container vessels, and three 2205 TEU geared container vessels and has on order two combined container reefer vessels. The following discussion presents financial information for the Company and its subsidiaries on a consolidated basis for all periods presented. The Company acquired such subsidiaries in October 1997 (the "Combination") in an exchange of stock transaction. Subsequent to the Combination, the financial statements of the Company were restated to reflect the consolidation of all companies.

    The Company's fleet currently consists of 24 vessels: (i) 19 reefer vessels ranging in size from approximately 200,000 to 600,000 cu.ft. of cargo capacity; and (ii) two reefers container vessels, each with a cargo capacity of 324 TEU and three geared container vessels with a cargo capacity of 2205 TEU. The following table sets forth changes in the Company's fleet from December 31, 1995 through June 30, 2000.

                                        Year Ended December 31,        June 30
                                    1995   1996   1997   1998   1999      2000

Fleet owned at beginning of
 period                               17     20     24     26     26        23
Newbuildings and other
  acquisitions during period           3      4      2      0      1         1
Sales and dispositions during
  period                               0      0      0      0      5         0

Fleet owned at end of period          20     24     26     26     22        23
Newbuildings on order                  0      0      0      7      6         5

Reefer Cargo Capacity
  (at end of period)
  (millions cft.)                    8.8   10.3   10.3   10.3    8.5       8.5
TEU Capacity (at end of
  period)                              0      0      0    648  2,853     7,263

    Reefer shipping is a highly specialized segment of the global shipping industry that provides seaborne transportation of perishable commodities, such as bananas, other fruits, meat, seafood, vegetables and dairy products, in a temperature controlled environment. The reefer industry is comprised of approximately 20 leading participants and numerous medium to small reefer fleet owners and operators.


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

    Reefer vessels are employed under time charters, voyage charters, contracts of affreightment ("COAs"), and bareboat (or demise) charters. Reefer vessels that operate in a pool are generally time chartered to the pool by the owner and the pools secure employment for the vessels they control through a combination of COAs, voyage charters and time charters with other operators or end-users.

    The reefer vessel industry is characterized by cyclical changes in supply and demand, resulting in wide swings in charter rates and vessel utilization and, consequently, in profitability for reefer vessel owners and operators. The supply of reefer vessel cargo carrying capacity is a function of the number and size of new vessels built and older vessels scrapped. The demand for reefer vessel capacity reflects several variables, including the size of fruit harvests, import quotas, the impact of general economic conditions on consumer demand, and trends in worldwide consumption and prices for reefer commodities. When growth in demand exceeds the current or anticipated carrying capacity of worldwide supply, charter rates generally increase. When charter rates reach sufficiently high levels, the scrapping rate of older vessels declines and orders for newbuildings increase. Once commissioned, a newbuilding generally takes 18 months to 24 months to be built.

    Recent trends in reefer vessel charter rates are as follows:
The average time charter rate for quality, midsize, pallet-friendly reefer vessels more than doubled from $0.41 per cu.ft. in 1985 to $0.85 per cu.ft. in 1991. The steady increase in freight rates resulted in relatively heavy investment in cargo capacity during this period, with worldwide reefer capacity (over 100,000 cu.ft.) growing by approximately 34% between 1986 and 1993. By 1993, reefer vessel cargo carrying capacity had increased at a greater rate than reefer vessel shipping volumes. Shipping volumes were adversely affected in late 1992 and 1993 by the size of various fruit harvests, the European Union quota on "dollar" bananas grown in Central America, and recessionary conditions in various importing countries. Accordingly, time charter rates for older, pallet-friendly vessels declined to approximately $0.50 in 1993, a 41.2% decline from the peak in 1991. As a result of the decline in freight rates, scrapping of older vessels increased and the construction of newbuildings decreased, thereby causing a decline in the supply of cargo carrying capacity. Charter rates began to improve in 1994 as a result of the decline in supply capacity along with the increased cargo shipping demand. According to industry sources average rates for older, pallet-friendly vessels increased to approximately $0.53 in 1994, $0.60 in 1995 and to $0.67 in 1996,
but declined to $0.65 in 1997 and 1998 to reach $0.60 in 1999.




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Results of Operations

The following table sets forth, for the periods indicated, selected operating data as a percent of net revenue:

                                       Year Ended December 31,         June 30
                                    1995   1996   1997   1998   1999      2000

Revenue from vessels, net           100%   100%   100%   100%   100%      100%
Voyage and running expenses         39.4  41.6   40.0    37.5  48.6      53.8
Depreciation and amortization       20.4  16.8   18.3    20.7  28.0      31.0
General and administrative expenses  4.1   3.9    4.3     7.4  10.1       9.1
                                   ___________________________________________
Income from operations              36.1  37.7   37.4    34.4  13.3       6.1
Interest expense, net                3.9   4.2    3.5    13.5  20.4      27.2
Other expenses (income)              0.6  (0.7)  (2.2)    0.0  (2.7)      6.5

Net income (loss)                   31.6  34.2   44.1    21.9 (18.8)    (27.5)

    Revenue from vessels, net. Revenues are generated primarily from U.S. Dollar denominated charter hire payments under time charters, COAs or voyage charters to independent reefer operators, reefer pool operators and integrated multinational fruit companies. Revenues from vessels are presented net of shipbrokers' commissions. Historically, substantially all of the Company's time charters have been for periods of 12 months or more. During the past three years, revenues from time charters of 12 months or longer represented 86% of the Company's net revenues while for 1998 revenues from time charters represented 92% of the Company's net revenues compared to 84% during 1997. Depending on market conditions, the Company also charters out its vessels on COAs, and in the spot market on voyage charters. In 1996 and 1997, the Company derived 22% and 16% of its net revenues from COAs and spot market voyage charters, respectively. For 1998, the Company's share of revenues from spot charters was only 8% due to shortfall in spot market demand resulting from the effects of the El Nino phenomenon and the financial crisis in various countries. In the first half of 2000 revenues from time charter represented 63% of the Company's revenues compared to 74% of the same period last year.

    The Company's aggregate revenues are a function of the average freight rate that it earns per vessel per day and the total number of vessel days the fleet is in operation. The following table summarizes the Company's average revenue per vessel per day and total operating days:







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


                                      Year Ended December 31,
                                                                       June 30
                        1995     1996      1997     1998        1999      2000
Average revenue per
 vessel per day      $8,418  $10,086  $10,555  $ 9,319     $ 8,522    $ 9,456
Percentage increase
 (decrease)             3.0%    19.8%     4.7%   (11.7)%      (8.6)%     10.9%
Total operating days  6,037    7,777    7,492    7,666       6,054      2,841
Percentage increase     7.3%    28.8%    (3.7)%    %2.3%     (21.0)%       NA

    Voyage and running expenses(VAR). Voyage and running expenses include costs of crewing, spares and stores, insurance premiums, lubricants, repairs and maintenance, and victualling. The time charterer, subject to certain adjustments pays bunkers and port expenses for vessels under time charters. Bunkers and port expenses for vessels under voyage charters and COAs are paid by the vessel owner and are included in voyage expenses. The following table sets forth the Company's average voyage and running expenses per vessel per day:

                                       Year Ended December 31,
                                                                       June 30
                                1995    1996     1997   1998      1999    2000
Average VAR expenses per
  vessel per day             $3,002  $3,989  $3,437  $2,824    $3,059  $3,344
Percentage increase
 (decrease)                     7.5%   32.9%  (13.8)%(17.8)%      8.3%    9.3%

    General and administrative expenses. General and administrative expenses include management fees of $500 per day per vessel paid to EST for technical management, headquarters expense, office staff and the expense of administrative, legal, quality assurance, information systems and centralized accounting support functions. Such fees are reduced to $300 per day per vessel when the vessel is in lay-up condition.

    Depreciation and amortization. The Company depreciates its vessels on a straight-line basis over an estimated useful life of 25 years. For secondhand vessels, the Company depreciates vessel acquisition costs on a straight-line basis over the balance of such vessel's useful life of 25 years. Amortization includes dry docking costs of the vessels, which are carried out approximately every two and one-half years. These costs are deferred and amortized through the next dry docking period. Legal costs and financing fees incurred in connection with the financing of a vessel are also deferred and amortized over the loans' repayment period. Costs relating to loans that are repaid are expensed in the period of repayment.




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

Six Months Ended June 30, 2000, compared with Six Months Ended
June 30, 1999

    Revenue from vessels, net. Revenue from vessels, net, decreased $4.9 million to $26.9 million in the first half of 2000, compared to $31.9 million in the first half of 1999, representing a 15.5 % decrease. Average daily revenue per vessel increased to $9,456 in the first six months of 2000 from $9,135 in the first six months of 1999, representing a 3.5 % increase. Operating days decreased to 2841 days in the first half of 2000 from 3484 days in the first half of 1999, representing a 22.6% decrease. The reason for the decrease in revenues was that the vessels operating in the spot market were directly affected by the low spot rates and fewer voyage days due to increased idle time. Containers generated $ 5 million or 19% of total revenues. Consequently, revenues from time charters in the first half of 2000 were $17 million and $9.8 million from the voyage charters compared to $22.8 million and $8.1 million respectively for the first half of 1999.

    Voyage and running expenses. Voyage and running expenses remained at the same level of $14.4 million in the first half of 2000 and $14.6 million in the first half of 1999. As a percentage of revenues, voyage and running expenses increased to 53.8% in the first half of 2000 compared to 47.3% in the first six months of 1999. Even though total voyage and running expenses remained at the same level voyage expenses has been increased by $2.5 million mainly due to the fact that more vessels operated under voyage charters which meant that bunkers, port dues and other expenses were paid by us, while running expenses decreased due to fewer vessels in operation and the acquisition of new vessels which are more cost efficient. Voyage expenses were $5.4 million and $2.9 million in the first six months of 2000 and 1999, respectively.

    General and administrative expenses. General and administrative expenses decreased by $0.3 million to $2.5 million in the first six months of 2000 compared to $2.8 million in the first half of 1999. This decrease was mainly due to fewer vessels and also vessels being in lay up condition thus the management fees charged was $300 per day instead of $500 as per the management agreement.

    Depreciation and amortization. Depreciation and amortization increased by $0.9 million to $8.3 million in the first six months of 2000 from $7.5 million in the first half of 1999. This increase was mainly due to the new vessels that were delivered to the company during the first half of 2000.

    Interest expense, net. Interest expense, net, increased by $2.1 million, to $7.3 million in the first half of 2000 from $5.2


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

million in the first half of 1999. This increase was primarily due to the capitalization of interest in the first half of 1999 for the vessels delivered during the fourth quarter of 1999 and first half of 2000. Interest income in the first half of 2000 and in 1999 was $0.4 million and $1.1 million, respectively.

    Net income. Net income decreased by $8.2 million, to $(7.4) million in the first half of 2000 from $0.8 million in the first half of 1999. As a percentage of revenues, net income decreased to (27.5)% in the first half of 2000 from (2.7)% in the first half of 1999. This decrease of $8.2 million was mainly due to the decrease of net revenues by $4.9 million due to the low spot market freight rates and lower income days, increase in the Company's net interest expense by $2.1 million due to the higher interest cost of the Senior Notes and by $1.7 million of other income which includes the compensation received by the yard, due to late delivery and the sale loss of subsidiaries.


Year Ended December 31, 1999, compared with Year Ended
December 31, 1998

    Revenue from vessels, net. Revenue from vessels, net, decreased $19.9 million to $ 51.6 million in 1999, compared to $71.4 million in 1998, representing a 27.7% decrease. Average daily revenue per vessel decreased to $8,522 in 1999 from $9,319 in 1998, representing an 8.6% decrease. Operating days decreased to 6,054 days in 1999 from 7,666 days in 1998, representing a 21.0% decrease. The reason for the decrease in revenues was that fewer vessels were on time charter in 1999 and the remaining vessels operated in the spot market were directly affected by lower spot rates and by the lack of additional cargoes, as banana crops were destroyed by heavy rainfalls and floods caused by the El Nino phenomenon during 1998. An other indication of the market conditions and the lack of cargoes is that operating days decreased in 1999 compared to 1998 by 21% or by 1,612 days which means that the vessels that were in the spot market had to wait for longer periods between voyages during the first six months of 1999 while during the third and fourth quarter of 1999 they were in lay-up. Consequently, revenues from time charters in 1999 were $42.3 million and $9.3 million from the voyage charters. On November 29, 1999 the Company took delivery of the first 2205 TEU geared container which was chartered to a major charterer for 5 months. The revenues from the reefer fleet were $51.3 million while the container vessel fleet contributed only $0.3 million in 1999.

    Voyage and running expenses. Voyage and running expenses decreased by $1.7 million, to $25.0 million in 1999 from $26.8 million in 1998. As a percentage of revenues, voyage and running expenses increased to 48.6% in 1999 compared to 37.5% in 1998.


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

The decrease of $1.7 million was partially due to the fact that the vessels in voyage charters operated fewer days and thus concluded fewer voyages, while during the second half of the year were in lay up, which meant that bunkers, port dues and other expenses were reduced significantly even though more vessels operated in the spot market compared to 1998. Voyage expenses were $3.7 million and $2.7 million in 1999 and 1998, respectively. Due to the continuous preventive maintenance that the Company is implementing in its vessels and due to the days that the vessels were in lay up, running expenses decreased by $2.7 million in 1999.

    General and administrative expenses. General and administrative expenses remained at virtually the same level of $5.2 million in 1999 compared to $5.3 million in 1998. These expenses consisted of the management fee of $500 per day per vessel paid to EST effective as of January 1, 1998, and compensation to the Company's directors, effective from September 1, 1998. The management fees to EST are reduced to $300 per day per vessel when a vessel is in lay-up.

    Depreciation and amortization. Depreciation and amortization decreased by $0.4 million to $14.4 million in 1999 from $14.8 million in 1998. This decrease was due to the sale for scrapping of five vessels during the first nine months of 1999.

    Interest expense, net. Interest expense, net, increased by $0.9 million, to $10.5 million in 1999 from $9.6 million in 1998. This increase was primarily due to the Company's paying interest on the Senior Notes for the whole of 1999 as opposed to a portion of 1998. The amount of $3.4 million in interest expense was capitalized because the proceeds from the Senior Notes were used for the acquisition of the first newbuilding. Interest expense in 1999 and in 1998 was $12.1 million and $12.0 million, respectively. Interest income in 1999 and in 1998 was $2.1 million and $2.8 million, respectively.

    Net income. Net income decreased by $25.3 million, to a loss of $9.7 million in 1999 from a profit of $15.6 million in 1998. As a percentage of revenues, net income decreased to (18.8)% in 1999 from 21.9% in 1998. This decrease of $25.3, was mainly due to the decrease of net revenues by $19.9 million due to spot market conditions, by $6.3 million due to the Company's reimbursement of its P&I Association for a litigation claim and decreased voyage and running expenses of $1.7 million resulting from fewer spot voyages and efficient management of the Company's vessels.


Liquidity and Capital Resources



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

    The Company operates in a capital-intensive industry requiring extensive investment in revenue producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated from operations is the main source of liquidity for the Company. Net cash provided by operating activities was $3.9 million in the first half of 2000 versus $11.9 million for the same period in 1999. Additional sources of liquidity include proceeds from asset sales and borrowings generally secured by one or more of the Company's vessels, together with the proceeds of the Company's offering of Senior Notes.

    Net cash provided by operating activities decreased to $3.9 million in the first half of 2000 from $11.9 million in the first half of 1999, primarily due to the lower net income for the period, and increase of the net working capital. Net cash provided by operating activities consists of the Company's net income, increased by non-cash expenses such as depreciation and amortization of deferred charges, and adjusted by changes in working capital.

Net cash used in investing activities was $42.6 million out of which $9.5 million has been paid to the shipyard in Taiwan for the installments of the vessels under construction. The sale proceeds from the sale of the two companies was $11.7 million while the delivery payments for the vessels that was delivered to the company was $44.6. million. The remaining installments within 2000 amounts to $8.0 million. The Company's principal uses of cash in investing activities have been vessel acquisitions and improvements, and purchases of equipment, as well as installment payments for vessels under construction.

    Net cash provided by financing activities in the first half of 2000 was $40.0 million, which was the secured loans received by the banks to finance the delivery payment of the vessels which was delivered to the Company on 25/2/00 and 26/4/00. Thus, cash and cash equivalents at June 30, 2000 were increased to $15.2 million. The Company expects to fund the remaining $8.0 million for the acquisition of the newbuildings vessels during 2000 from its existing cash together with the cash generated by operations.

    The Senior Notes Indenture contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to: (i) incur additional indebtedness;
(ii) make restricted payments; (iii) allow restrictions on distributions from subsidiaries; (iv) incur liens; (v) enter into certain transactions with affiliates; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company; (vii) enter into sale and leaseback transactions; (viii) issue capital stock of its subsidiaries; (ix) enter into certain business activities; and (x) merge or consolidate with any other person. Events of default under the Senior Notes Indenture include (i) failure to pay principal or interest when due; (ii) failure to comply with certain restrictions on mergers, consolidations and transfers of assets, (iii) failure to comply with certain agreements and covenants in the Senior Notes Indenture; (iv) certain events of default on other indebtedness; (v) certain events of bankruptcy, and (vi) the breach of any representation or warranty.

    The Company believes that, based on current levels of operating performance and expected market conditions, its cash flow from operations, and other available sources of funds, will be adequate to make the required payments of the installments due to the shipyard, to pay the interest on the Senior Notes which is due on 1st November 2000, to fund the working capital requirements for the foreseeable future and finally to participate to the consolidation of the reefer industry through opportunistic mergers and acquisitions.


Inflation

    Although inflation had a moderate impact on operating expenses, dry docking expenses and corporate overhead, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures would result in increased operating and financing costs.

Foreign Exchange Rate Fluctuation

    The international reefer industry's functional currency is the U.S. Dollar and, as a result, virtually all of the Company's revenues are in U.S. Dollars. Historically, general and administrative expenses are incurred in Greek Drachmae, while a significant portion of the cost of revenues is incurred in U.S. Dollars and, to a much lesser extent, other currencies. The Company has a policy of continuously monitoring and managing its foreign exchange exposure, but the Company currently does not have any, and does not believe that it has any current need to enter into, foreign currency hedging transactions.










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                           SIGNATURES


         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             ENTERPRISES SHIPHOLDING CORPORATION
                             (registrant)


Dated: August 28, 2000       By:  /s/ Victor Restis
                                  ___________________________
                                  Victor Restis
                                  President and Chief
                                  Executive Officer



































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02391003.AA7